SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2021 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2021 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2021 and 2020

(Unit : in billions of Korean Won)	2021	2020	Change
Total Assets	211,074	203,142	3.9%
Total Liabilities	145,790	132,475	10.1%
Total Equity	65,284	70,667	-7.6%

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2021 and 2020

(Unit : in billions of Korean Won)	2021 Oct.-Dec.	2020 Oct.-Dec.	Change	2021 Jan.-Dec.	2020 Jan.-Dec.	Change
Operating revenues	15,518	14,692	5.6%	60,575	58,569	3.4%
Operating income (loss)	-4,730	934	n/m	-5,860	4,086	n/m
Income (Loss) before income tax	-5,124	691	n/m	-7,117	2,992	n/m
Net income (loss)	-3,674	585	n/m	-5,255	2,092	n/m
Net income (loss) attributable to	-3,685	566	n/m	-5,341	1,991	n/m
owners of the company

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2021 and 2020

(Unit : in billions of Korean Won)	2021	2020	Change
Total Assets	115,579	113,103	2.2%
Total Liabilities	68,532	59,772	14.7%
Total Equity	47,047	53,331	-11.8%

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2021 and 2020

(Unit : in billions of Korean Won)	2021 Oct.-Dec.	2020 Oct.-Dec.	Change	2021 Jan.-Dec.	2020 Jan.-Dec.	Change
Operating revenues	15,284	14,499	5.4%	59,661	57,989	2.9%
Operating income (loss)	-4,181	1,216	n/m	-7,426	2,785	n/m
Income (Loss) before income tax	-4,376	1,094	n/m	-7,455	2,699	n/m
Net income (loss)	-3,375	806	n/m	-5,608	1,951	n/m

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jun, Chul-soo
Name: Jun, Chul-soo
Title: General Manager of International Finance & IR Team

Date: February 24, 2022